Marriott Vacations Worldwide Corporation

October 14, 2011

VIA EDGAR AND HAND DELIVERY

Ms. Sonia Gupta Barros

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Marriott Vacations Worldwide Corporation

Amendment No. 2 to Registration Statement on Form 10-12B

Filed September 30, 2011

File No. 001-35219

Dear Ms. Barros:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 11, 2011, regarding Amendment No. 2 to the Registration Statement on Form 10-12B (the “Form 10”) of Marriott Vacations Worldwide Corporation (the “Company,” “Marriott Vacations Worldwide,” “we” or “us”), filed on September 30, 2011. The Company has filed Amendment No. 3 to the Form 10 (“Amendment No. 3”) today by electronic submission. Each of your comments is set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 80

1.	We note your updated disclosure regarding your financings. Please revise your disclosure here to discuss and quantify in percentage terms the historical default rates pertaining to your VOI sales. Please also discuss historical FICO scores for your VOI transactions in greater detail. We may have further comments based on your response.

Response:

We have revised our disclosure as requested in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—Financing.” In

Ms. Sonia Gupta Barros

October 14, 2011

addition, we have expanded our disclosure in “Business—Consumer Financing” and in “Description of Material Indebtedness and Other Financing Arrangements—Warehouse Credit Facility” in response to this comment.

2.	We note your revisions under this subheading in response to comment 6 in our letter dated September 22, 2011. Please add a risk factor to briefly discuss attending risks associated with management’s assessment that approximately 31% of your properties have been deemed excess inventory.

Response:

We have revised our disclosure to add a new risk factor entitled “—If we identify additional excess land and inventory in the future, or if our estimates of the fair value of our excess land and inventory change, our financial position and results of operations could be adversely affected.”

In addition, we have expanded our existing risk factor entitled “—If we cannot dispose of excess land and Luxury segment real estate inventory at favorable prices or at all, our future cash flows and net income could be reduced.”

Unaudited Interim Combined Financial Statements

Notes to Interim Combined Financial Statements

3. Notes Receivable, page F-60

3.	We note your response to prior comment 12 and reissue the comment in part. We note you separately disclose reserves related to both your non-securitized and securitized vacation ownership notes receivable. Therefore we remain unclear as to how you do not separately estimate the average remaining default rates for each such classifications within your portfolio. Please advise or revise to separately disclose the estimated average remaining default rates for both your non-securitized and securitized vacation ownership notes receivable.

Response:

We have revised our disclosure as requested in the section entitled “Loan Loss Reserves—Vacation Ownership Notes Receivable” in Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our annual Combined Financial Statements. In addition, we have added a new section, “Description of Material Indebtedness and Other Financing Arrangements—Non-Securitized Notes Receivable,” in response to this comment.

* * * * *

Ms. Sonia Gupta Barros

October 14, 2011

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement on Form 10-12B (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10, please direct them to me at 407-513-6895. Facsimile transmissions may be sent to 407-513-6680.

Sincerely,

/s/ James H Hunter

James H Hunter, IV Senior Vice President & General Counsel

Attachments

cc: Stephen P. Weisz, President and Chief Executive Officer